UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 08, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Amec Foster Wheeler plc (the 'Company')

8 July 2015

Notification of transactions by executive directors and other persons discharging managerial responsibility ('PDMRs')

Pursuant to our obligations under Disclosure Rule 3.1.4(R), we hereby advise that we were notified on 7 July 2015 of the following acquisition of interests in ordinary shares in Amec Foster Wheeler plc in lieu of the 2014 final dividend paid to shareholders on 2 July 2015.

Director/PDMR	Ordinary Shares purchased/allocated	Purchase/allocation date and place	Purchase/allocation price

Samir Brikho	46	2 July 2015, London	820.53p
Ian McHoul	57	2 July 2015, London	820.53p
Simon Naylor	1,775	2 July 2015, London	820.53p
Gary Nedelka	197	2 July 2015, London	820.53p
John Pearson	1,490	2 July 2015, London	820.53p
Roberto Penno	464	2 July 2015, London	820.53p
Samir Brikho	1,238*	3 July 2015, London	823.50p
Ian McHoul	688*	3 July 2015, London	823.50p

*reinvested dividends on vested, but unexercised share options

Kim Hand

Senior Assistant Company Secretary

+44 (0)1565 683234

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 July 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary